

July 16, 2014

<u>Via E-mail</u>
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holdings S.A.
Praca Alfredo Egydio de Souza Aranha, 100
0344-902 Sao Paulo, SP, Brazil

      Re: **Itau Unibanco Holdings S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 29, 2013
              File No. 001-15276

Dear Mr. Setubal:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin W. Vaughn for

                    Suzanne Hayes
                    Assistant Director